Exhibit 99.3

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Form 6-K and our Annual Report on Form 20-F for the year ended December 31, 2020 (the “Annual Report”).

Unless the context requires otherwise, the terms “CollPlant,” “we,” “us,” “our,” “the Company,” and similar designations refer to CollPlant Biotechnologies Ltd. and its wholly owned subsidiary CollPlant Ltd. References to “ordinary shares”, “ADSs”, “warrants” and “share capital” refer to the ordinary shares, ADSs, warrants and share capital, respectively, of CollPlant.

References to “U.S. dollars” and “$” are to currency of the United States of America. References to “ordinary shares” are to our ordinary shares, par value NIS 1.50 per share. Our financial statements are prepared and presented in accordance with U.S. GAAP. Prior to 2019, we prepared our financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. In 2019, we decided to adopt U.S. GAAP since our business activity is primarily in the U.S. as well as our activity in the U.S. capital markets. Our historical results do not necessarily indicate our expected results for any future periods.

Forward-Looking Statements

Certain information included in this discussion may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our history of significant losses, and our need to raise additional capital and our inability to obtain additional capital on acceptable terms, or at all;

●	our expectations regarding the timing and cost of commencing clinical trials with respect to tissues and organs which are based on our rhCollagen based BioInk and products for medical aesthetics;

●	the impact of the COVID-19 pandemic;

●	our ability to obtain favorable pre-clinical and clinical trial results;

●	regulatory action with respect to rhCollagen based BioInk and medical aesthetics products, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling;

●	commercial success and market acceptance of rhCollagen based products, in 3D Bioprinting medical aesthetics;

●	our ability to establish sales and marketing capabilities or enter into agreements with third parties and our reliance on third party distributors and resellers;

●	our ability to establish and maintain strategic partnerships and other corporate collaborations;

●	our reliance on third parties to conduct some or all aspects of our product manufacturing;

●	the scope of protection we are able to establish and maintain for intellectual property rights and our ability to operate our business without infringing the intellectual property rights of others;

●	the overall global economic environment;

●	the impact of competition and new technologies;

●	general market, political, and economic conditions in the countries in which we operate;

●	projected capital expenditures and liquidity;

●	changes in our strategy;

●	litigation and regulatory proceedings; and

●	those factors referred to under the headings “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report, as well as in our Annual Report generally.

Readers are urged to carefully review and consider the various disclosures made throughout the following discussion which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

You should not put undue reliance on any forward-looking statements. Any forward-looking statements in the following discussion are made as of the date hereof and are expressly qualified in their entirety by the cautionary statements included in the following discussion. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Overview

We are a regenerative and aesthetic medicine company focused on three dimensional (“3D”) bioprinting of tissues and organs, and medical aesthetics. Our products and product candidates are based on our recombinant human collagen (rhCollagen) that is produced with our proprietary plant based genetic engineering technology.

Our products and product candidates address indications for the diverse fields of tissue repair, aesthetics and organ manufacturing, and, we believe, are ushering in a new era in regenerative and aesthetic medicine. In February 2021, we entered into a Development, Exclusivity and Option Products Agreement (the “AbbVie Agreement”) with certain wholly-owned subsidiaries of AbbVie (collectively, “AbbVie”), pursuant to which we and AbbVie will collaborate in the development and commercialization of dermal and soft tissue filler products for the medical aesthetics market, using our rhCollagen technology and AbbVie’s technology.

Our flagship rhCollagen BioInk product line is ideal for 3D bioprinting of tissues and organs. We are developing 3D bioprinted breast implants for regeneration of breast tissue, aim to provide a revolutionary alternative to the current practices. The implants in development will be bioprinted and loaded with compositions that are based on rhCollagen, autologous fat cells and ECM components. These implants are intended to promote tissue regeneration and degrade in synchronization with the development of a natural breast tissue. In January 2020, we entered into a Joint Development Agreement with 3D Systems, pursuant to which we and 3D Systems agreed to jointly develop tissue and scaffold bioprinting processes for third party collaborators. Our collaboration also includes the ARMI and ReMDO.

Previously, in June 2021, we signed a co-development agreement with 3D Systems a for a 3D bioprinted regenerative soft tissue matrix for use in breast reconstruction procedures in combination with an implant. Through this co-development agreement, we and 3D Systems are developing 3D bioprinted soft tissue matrices using rhCollagen.

In December 2020, we entered into a product manufacturing and supply agreement with STEMCELL. As part of the agreement, we will sell our proprietary recombinant human Type I collagen (rhCollagen) to STEMCELL, which will incorporate our product into cell culture media kits. The agreement follows the companies’ established business relationship, which started in 2014 when STEMCELL began purchasing and incorporating our rhCollagen into some of its cell culture expansion and differentiation media kits. To date, hundreds of companies, as well as research and academic institutes, have used these kits for research and development projects. STEMCELL will distribute the kits globally for use in the regenerative medicine research market.

We believe our technology is the only commercially viable technology available for the production of genetically engineered, or recombinant, human collagen. We believe that our rhCollagen, though laboratory-derived, is identical to the type I collagen produced by the human body, has significant advantages compared to currently marketed tissue-derived collagens, including improved biological function, high homogeneity, and reduced risk of immune response. We believe the attributes of our rhCollagen make it suitable for numerous tissue repair applications throughout the human body. We believe that the annual market size for our BioInk, and our medical aesthetics product candidates including dermal filler, exceeded $10 billion in 2019, and is estimated to reach $17 billion in 2025.

Our rhCollagen has superior biological function when compared to any tissue-derived collagens, whether from animal or human tissues, according to data published in peer-reviewed scientific publications. Our rhCollagen can be fabricated in different forms and shapes including gels, pastes, sponges, sheets, membranes, fibers, and thin coats, all of which have been tested in vitro and in animal models and proven superior to tissue-derived products. We have demonstrated that, due to its homogeneity, rhCollagen can produce fibers and membranes with high molecular order, meaning there is high molecular alignment, which enables the formation of tissue repair products with distinctive physical properties. We produce our rhCollagen from genetically engineered tobacco plants, assuring a relatively abundant supply of high quality raw materials.

Impact of COVID-19 on our Operations

Public health epidemics or outbreaks could adversely impact our business. In late 2019, a novel strain of COVID-19, also known as coronavirus, was reported in Wuhan, China. Initially the outbreak was largely concentrated in China, but it rapidly spread to countries across the globe, including in Israel and the United States. Many countries around the world, including in Israel and the United States, implemented significant governmental measures to control the spread of the virus, including temporary closure of businesses, severe restrictions on travel and the movement of people, and other material limitations on the conduct of business. In response, we implemented remote working and workplace protocols for our employees in accordance Israeli Ministry of Health requirements to ensure employee safety and all employees have been instructed on and encouraged to practice best social distancing behaviors. The extent to which the COVID-19 impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the outbreak, and the actions that may be required to contain the COVID-19 or treat its impact. In particular, the continued spread of the COVID-19 globally, could adversely impact our operations and workforce, including our research and clinical trials and our ability to raise capital, could affect the operations of key governmental agencies and could result in the inability of our suppliers to deliver components or raw materials on a timely basis or at all, each of which in turn could have an adverse impact on our business, financial condition and results of operation.

Financial Operations Overview

Revenue

Our ability to generate significant revenues will depend on the successful commercialization of our rhCollagen-based BioInks and products, and establish and maintain business collaborations with leading companies for 3D bioprinting of organs and tissues, and for medical aesthetics. In the six months ended June 30, 2021, we generated revenues of $15.2 million mainly from the Development, Exclusivity and Option Products Agreement with AbbVie.

Our revenues are recorded in the amount of consideration to which we expect to be entitled in exchange for performance obligations upon transfer of control to the customer.

Cost of Revenue

Cost of revenues in our proprietary products and services includes expenses for the manufacturing of products such as raw materials, payroll, utilities, laboratory costs, share-based compensation and depreciation. Cost of revenue also includes provisions for the costs associated with manufacturing scraps and inventory write offs.

Operating Expenses

Research and Development Expenses

Research and development expenses consist of costs incurred for the development of our rhCollagen-based products. Those expenses include:

●	employee-related expenses, including salaries and share-based compensation expenses for employees in research and development functions;

●	expenses incurred in operating our laboratories;

●	expenses incurred under agreements with CROs and investigative sites that conduct our clinical trials;

●	expenses relating to outsourced and contracted services, such as external laboratories, consulting, and advisory services;

●	supply, development, and manufacturing costs relating to clinical trial materials;

●	maintenance of facilities, depreciation, and other expenses, which include direct and allocated expenses for rent and insurance, net of expenses capitalized to inventory; and

●	costs associated with preclinical and clinical activities.

Research and development activities are the primary focus of our business. Products in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect that our research and development expenses will continue to be significant in absolute dollars in future periods as we continue to invest in research and development activities related to the development of our products.

Our total research and development expenses, for the six months ended June 30, 2021 were $3.5 million. To date, we have charged all research and development expenses to operations as they are incurred.

There are numerous factors associated with the successful commercialization of any of our products, including future trial design and various regulatory requirements, many of which cannot be determined with accuracy at this time. Additionally, future commercial and regulatory factors beyond our control will affect our clinical development programs and plans.

Participation in Research and Development Expenses

Our research and development expenses are net of the following participations by third parties.

Participation by the Israel Innovation Authority. We have received grants from the Israeli Innovation Authority (“IIA”), as part of the research and development programs for our rhCollagen technology and our products. The requirements and restrictions for such grants are found in the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744 1984 (formerly known as the Law for the Encouragement of Research and Development in Industry 5744 1984) (“Innovation Law”), and the regulations promulgated thereunder. These grants are subject to repayment through future royalty payments on any products resulting from these research and development programs, including VergenixSTR and VergenixFG. Under the Innovation Law and related regulations, royalties of 3% - 6% on the income generated from sales of products and from related services developed in whole or in part under IIA programs are payable to the IIA, up to the total amount of grants received, linked to the U.S. dollar and bearing interest at an annual rate of LIBOR applicable to U.S. dollar deposits, as published on the first business day of each calendar year. The total gross amount of grants actually received by us from the IIA as of June 30, 2021 totaled approximately $10.1 million. As of June 30, 2021, we paid royalties to the IIA in the total amount of $2.4 million.

Information on our liabilities and the restrictions that we are subject to under the Research Law in connection with the IIA grants that we have received is detailed in the Annual Report on Form 20-F as of and for the year ended December 31, 2020.

General, Administrative, and Marketing Expenses

Our general and administrative expenses consist principally of:

●	employee-related expenses, including salaries, benefits, and related expenses, including equity-based compensation expenses;

●	legal and professional fees for auditors and other consulting expenses not related to research and development activities;

●	cost of offices, communication, and office expenses;

●	information technology expenses; and

●	business development and marketing activities.

●	stock exchange fees and related services; and

●	board members related expenses, including fees and directors’ liability insurance premiums.

We expect that our general, administrative, and marketing expenses will increase in the future as our business expands and we incur additional general and administrative costs associated with being a public company in the United States, including compliance under the Sarbanes-Oxley Act and rules promulgated by the SEC. These public company-related increases will likely include costs of additional personnel, additional legal fees, audit fees, directors’ liability insurance premiums, and costs related to investor relations.

Financial Income/Financial Expense

Financial income includes interest income regarding short-term cash deposits and re-evaluation of financial instruments. Financial expense consists of bank commissions.

Taxes on Income

We do not generate taxable income in Israel, as we have historically incurred operating losses resulting in carry forward tax losses. As of December 31, 2020, we have incurred operating losses of approximately $6.2 million for CollPlant Biotechnologies Ltd. and $51.1 million for CollPlant Ltd.

We anticipate that we will be able to carry forward these tax losses indefinitely to future tax years assuming that we utilize them at the first opportunity. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

The standard corporate tax rate in Israel is 23%. Under the Investment Law, and other Israeli laws, we may be entitled to certain additional tax benefits, including reduced tax rates, accelerated depreciation, and amortization rates for tax purposes on certain assets and amortization of other intangible property rights for tax purposes.

Operating Results

The following table sets forth a summary of our operating results:

	Six months ended June 30		Three months ended June 30
	2021	2020	2021	2020
	USD in thousands, except per share data

Revenues	$15,191	$1,432	$691	$823
Cost of revenues	1,315	1,223	429	748
Gross Profit	13,876	209	262	75

Operating expenses:
Research and development	3,534	1,812	1,901	1,002
General, administrative and marketing	3,379	2,017	1,424	986
Total operating expenses:	6,913	3,829	3,325	1,988
Operating income (loss)	6,963	(3,620)	(3,063)	(1,913)
Financial income (expenses), net	123	48	25	(58)
Net income (loss) for the period	7,086	(3,572)	(3,038)	(1,971)
Basic net income (loss) per ordinary share	$0.76	$(0.52)	$(0.3)	$(0.28)
Diluted net income (loss) per ordinary share	$0.58	$(0.52)	$(0.3)	$(0.28)

Three months ended June 30, 2021, compared to three months ended June 30, 2020

Revenues

We generated revenues from the sale of our BioInk, rhCollagen, and VergenixFG, as well as revenues from AbbVie and United Therapeutics, of $691,000 in the three months ended June 30, 2021, compared to $823,000 for the three months ended June 30, 2020. The decrease in revenues mainly derive from the end of development collaboration with United Therapeutics.

Cost of revenue

We incurred cost of revenue in the amount of $429,000 in the three months ended June 30, 2021, compared to $748,000 in the three months ended June 30, 2020. The decrease in cost of revenues and as an outcome, higher gross profits, is primarily related to differences in the mix of products sold and different profitability rates.

Research and Development Expenses

We incurred research and development expenses, amounting to $1.9 million in the three months ended June 30, 2021 compared to $1.0 million in the three months ended June 30, 2020. The increase in expenses amounting to approximately $900,000 was comprised primarily of $493,000 in research and development activities including process development, and a $234,000 in employee salary expenses, including recruitment of new employees for development of new products in 3D bioprinting and medical aesthetics.

General, Administrative and Marketing Expenses

We incurred general, administrative, and marketing expenses of $1.4 million in the three months ended June 30, 2021, compared to $1.0 million in the three months ended June 30, 2020. The increase in expenses is primarily for one-time fees relating to the termination of the Company’s ADS program, and the registration of the ordinary shares for listing on Nasdaq Global Market.

Financial Income (Expenses), Net

Financial income, net, totaled $25,000 in the three months ended June 30, 2021, compared to financial expenses, net of $58,000, net in the three months ended June 30, 2020. The increase in financial income, net is mainly due to interest received from the Company’s short term cash deposits.

Six months ended June 30, 2021, compared to six months ended June 30, 2020

Revenues

We generated revenues from the sale of our BioInk, rhCollagen and Vergenix products,  as well as revenues from the AbbVie and United Therapeutics, of approximately $15.2 million in the six months ended June 30, 2021, compared to $1.4 million for the six months ended June 30, 2020. The increase in sales in the amount of $13.8 million was mainly related to the $14 million upfront payment received from AbbVie.

Cost of revenue

We incurred cost of revenue in the amount of $1.3 million in the six months ended June 30, 2021, compared to $1.2 million in the six months ended June 30, 2020. The increase in cost of revenues primarily related to royalty expenses to the IIA on the upfront payment received from the AbbVie Agreement.

Research and Development Expenses

We incurred research and development expenses, amounting to $3.5 million in the six months ended June 30, 2021, compared to $1.8 million in the six months ended June 30, 2020. The increase in expenses amounting to approximately $1.7 million is mainly comprised of $762,000 in research and development activities including process development, and $746,000 in employee salary expenses, including recruitment of new employees for development of new products in 3D bioprinting and medical aesthetics.

General, Administrative and Marketing Expenses

We incurred general, administrative, and marketing expenses of $3.4 million in the six months ended June 30, 2021, compared to $2.0 million in the six months ended June 30, 2020. The increase in expenses amounting to approximately $1.4 million is mainly comprised of: (i) $729,000  in employees and directors salary and insurance expenses, (ii) $410,000 one-time fees relating to the termination of the Company’s ADS program, and the registration of the ordinary shares for listing on Nasdaq Global Market, and (iii) $150,000 legal expenses related to the AbbVie Agreement.

Financial Income (Expenses), Net

Financial income, net totaled $123,000 in the six months ended June 30, 2021, compared to $48,000 for the six months ended June 30, 2020. The increase in financial income, net is mainly due to interest received from our short term cash deposits.

Significant Accounting Estimates and Judgments

For information with respect to significant accounting estimates and judgments, see the discussion under the heading “Significant Accounting Estimates and Judgments” in our Annual Report.

Recent Accounting Pronouncements

For information with respect to recent accounting pronouncements, see the discussion under the heading “Recent Accounting Pronouncements” in our Annual Report.

Liquidity and Capital Resources

Our primary uses of cash are to fund working capital requirements, research and development expenses and capital expenditures. Historically, we have funded our operations primarily through cash flow from operations (including sales of our proprietary products and distribution products), payments received in connection with strategic partnerships (including milestone payments from collaboration agreements), issuances of ordinary shares and warrants (including public offerings on the Nasdaq, Tel Aviv Stock Exchange and private placements) and government grants from the IIA. The balance of cash and cash equivalents and short-term cash deposits as of June 30 2021 and 2020 totaled $47.5 million and $3.3 million, respectively. In February 2021 we completed a registered direct offering that resulted in gross proceeds of $35 million and in the same month, we received a $14 million upfront payment from AbbVie under the AbbVie Agreement. We plan to fund our future operations through continued sales of our proprietary products, commercialization and/or out-licensing of our rhCollagen and BioInk technology, and raising additional capital through the issuance of equity or debt.

Cash Flows

Net Cash Provided by (Used in) Operating Activities

The cash provided by or used in all periods resulted primarily from our net income or losses, adjusted for non-cash charges and measurements and changes in components of working capital. Adjustments to net income for non-cash items include depreciation and amortization and share-based compensation.

Net cash provided by or used in operating activities resulted primarily from our net income or losses, adjusted for non-cash charges and measurements and changes in components of working capital. Adjustments to net income or loss for non-cash items include depreciation and amortization, equity-based compensation and exchange differences on cash and cash equivalents. This cash flow mainly reflects the cash needed for funding the products and pipeline products development and our management costs during the applicable periods.

Net cash provided by operating activities in the six months ended June 30, 2021 totaled $7.7 million and consisted primarily of (i) net income of $7.1 million, adjusted for non-cash items including depreciation of $352,000, shared-based compensation of $954,000, change in operating lease accounts of $84,000, change in financial instruments of $28,000 and gains from short-term cash deposits of $74,000, and (ii) a net change in operating assets and liabilities of $481,000, which are mainly attributable to an increase of $740,000 in other receivables related to prepaid expenses for directors and officers insurance policy and property advance payments.

Net cash used in operating activities in the six months ended June 30, 2020 totaled $4.3 million and consisted primarily of (i) a net loss of $3.6 million, adjusted for non-cash items including depreciation of $327,000, shared-based compensation of $794,000 change in operating lease accounts of $32,000 and change in financial instruments of $26,000 and (ii) a net change in operating assets and liabilities of $1.8 million, which are mainly attributable to a decrease of $645,000 in deferred revenues from the United Therapeutics License Agreement.

Net Cash Used in Investing Activities

Net cash used in investing activities was $30.4 million during the six months ended June 30, 2021 and $246,000 during the six months ended June 30, 2020. The increase is mainly attributed to investment in short term cash deposits.

Net Cash Provided by (Used in) Financing Activities

Net cash provided by financing activities was $36.9 million for the six months ended June 30, 2021, compared to $4.5 million in the six months ended June 30, 2020. The increase is mainly attributed to our registered direct offering in February 2021, which amounted to approximately $32.0 million in net proceeds.

Cash and Funding Sources

The table below summarizes our sources of funding for the six months ended June 30, 2021:

	Issuance of Ordinary Shares and Warrants	Strategic Collaboration	Total
	(USD in thousands)
Six months ended June 30, 2021	36,871	14,000	50,871

Funding Requirements

We believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditures for at least the next 12 months. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect.

Our present and future funding requirements will depend on many factors, including, among other things:

●	the number of potential new products we identify and decide to develop;

●	the progress, timing, and completion of preclinical testing and clinical trials in the U.S. for tissues and organs which are based on our BioInk, medical aesthetics, and any future pipeline product;

●	selling and marketing activities undertaken in connection with the commercialization of our products;

●	the costs of upscaling our manufacturing capabilities;

●	costs involved in the development of distribution channels, and for an effective sales and marketing organization, for the commercialization of our products in Europe;

●	the time and costs involved in obtaining regulatory approvals and any delays we may encounter as a result of evolving regulatory requirements or adverse results with respect to any of these products; and

●	the costs involved in filing patent applications and maintaining and enforcing patents or defending against claims or infringements raised by third parties.

For more information as to the risks associated with our future funding needs, see “Item 3.D. Risk Factors— in our Annual Report on Form 20-F. We will need to raise additional funding, which may not be available on acceptable terms, or at all. Failure to obtain additional capital when needed may force us to delay, limit, or terminate our product development efforts or other operations” in our Annual Report.

Trend Information

We are in a development stage with regard to different 3D BioInks and medical aesthetics products, and are in early stages of commercialization of our BioInks for customers that develop technologies for 3D bio-printing of tissues and organs and the medical aesthetics market. It is not possible for us to predict with any degree of accuracy the outcome of our research, development, or commercialization efforts. As such, it is not possible for us to predict with any degree of accuracy any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to not necessarily be indicative of future operating results or financial condition. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are included under the heading “Operating and Financial Review and Prospects” in our Annual Report and in this discussion.

Off-balance Sheet Arrangements

As of June 30, 2021, we do not have any, and during the periods presented we did not have any, off-balance sheet arrangements.

Contractual Obligations

There were no material changes outside of the ordinary course of business in our contractual obligations as of June 30, 2021, from those as of December 31, 2020 as reported in our Annual Report on Form 20-F for the year ended December 31, 2020, as filed with the SEC on March 26, 2021.

Our balance sheet liabilities do not include all of the obligations regarding royalties that we are obligated to pay to the IIA based on future sales of our products. The maximum royalty amount plus interest that would be payable by us is approximately $7.8 million (assuming 100% of the royalties are payable). This liability is contingent upon sales of our rhCollagen-based products.